UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2024

CORNER GROWTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

251 Lytton Avenue, Suite 200
Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 543-8180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	COOLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	COOL	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	COOLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 2, 2024, Jerome “Jerry” Letter provided written notice to Corner Growth Acquisition Corp. (the “Company”) of his resignation as the Company’s Chief Financial Officer, effective immediately. Mr. Letter’s resignation was not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Concurrently therewith, the Company’s current Co-Chairman and Chief Executive Officer, Marvin Tien, was appointed as acting Chief Financial Officer for the Company. Mr. Tien will retain his roles as Co-Chairman and Chief Executive Officer.

Item 8.01	Other Events.

Press Releases

On April 3, 2024, Noventiq Holdings PLC (“Noventiq”) issued a press release announcing the appointment of Mr. Letter as Chief Financial Officer and Head of Corporate Development for Noventiq. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, on April 3, 2024, Noventiq issued a press release announcing unaudited operating highlights for the nine months ended December 31, 2023. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Investor Presentation

On April 3, 2024, Noventiq provided supplemental information regarding the Business Combination (as defined below) in an investor presentation. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The information in this Current Report on Form 8-K with respect to Item 8.01 (including the press releases attached hereto as Exhibit 99.1 and Exhibit 99.2 and the investor presentation attached hereto as Exhibit 99.3) is being furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemd to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

No Offer or Solicitation

This communication relates to the proposed business combination between Noventiq and Corner Growth (the “Business Combination”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the Business Combination, Noventiq Holding Company has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Corner Growth will mail a definitive proxy statement, definitive prospectus and other relevant documents to its shareholders when the Registration Statement is declared effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement, the definitive prospectus or any other document that Corner Growth will send to its shareholders in connection with the Business Combination. Investors and security holders of Corner Growth are advised to read, when available, the proxy statement in connection with Corner Growth’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement will be mailed to shareholders of Corner Growth as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website www.sec.gov or by directing a request to: ryan.flanagan@icrinc.com.

Participants in the Solicitation

Corner Growth, Noventiq and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Corner Growth’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Corner Growth’s directors and officers in Corner Growth’s filings with the SEC including the Registration Statement which will include the proxy statement of Corner Growth for the Business Combination, and such information and names of Noventiq’s directors and executive officers will also be in the Registration Statement which will include the proxy statement of Corner Growth for the Business Combination.

About Noventiq

Noventiq is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. The company enables, facilitates, and accelerates digital transformation for its customers’ businesses, connecting organizations across a comprehensive range of industries with best-in-class IT vendors, alongside its own services and proprietary solutions.

The company’s rapid growth is underpinned by its three-dimensional strategy to expand its market penetration, product portfolio, and sales channels. This is supported by an active approach to M&A, positioning Noventiq to capitalize on the industry’s ongoing consolidation. With around 6,400 employees globally, Noventiq operates in approximately 60 countries with significant growth potential in multiple regions including Latin America, EMEA, and APAC – with a notable presence in India.

About Corner Growth Acquisition Corp.

Corner Growth (Nasdaq: COOL) is a special purpose acquisition company (SPAC) focused on partnering with a high growth technology company. Corner Growth’s mission is to deliver value to its investors by providing a compelling alternative to a traditional public offering. Corner Growth is uniquely positioned to deliver on its value-add approach given its management team’s history, experience, relationships, leadership and track record in identifying and investing in disruptive technology companies across all technology verticals.

Corner Growth also brings a group of highly respected investment professionals, with strong track records and deep individual experience in SPAC and de-SPAC processes, a rolodex of premier public market investors, and a team of advisors who offer experience and access to networks across a broad functional and physical geography.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “target,” “aim,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Corner Growth and Noventiq, the estimated or anticipated future results and benefits of the Combined Company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the Combined Company, statements regarding Noventiq’s future financial position, and other statements that are not historical facts. These statements are based on the current expectations of Corner Growth’s management and/or Noventiq’s management, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Corner Growth and Noventiq. These statements are subject to a number of risks and uncertainties regarding Noventiq’s business, Corner Growth’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Corner Growth or Noventiq for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Corner Growth or Noventiq; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the Combined Company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Corner Growth’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; the impact of competitive products and pricing on Noventiq; Noventiq’s ability to offer the products and services of its key vendors, particularly Microsoft, for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability of Noventiq to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; Noventiq’s ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates and the effectiveness of its internal controls, procedures, compliance systems and risk management systems; other risks and uncertainties detailed in the F-4; and those factors discussed in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Corner Growth and/or Noventiq presently do not know or that Corner Growth and/or Noventiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the expectations, plans or forecasts of future events and views of Corner Growth and/or Noventiq as of the date of this communication. Corner Growth and Noventiq anticipate that subsequent events and developments will cause their assessments to change. However, while Corner Growth and/or Noventiq may elect to update these forward-looking statements at some point in the future, Corner Growth and Noventiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Corner Growth’s and/or Noventiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release of Noventiq Holdings PLC, dated April 3, 2024.

99.2	Press Release of Noventiq Holdings PLC, dated April 3, 2024.

99.3	Investor Presentation of Noventiq Holdings PLC, dated April 3, 2024.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNER GROWTH ACQUISITION CORP.

Date: April 3, 2024	By:	/s/ Marvin Tien
Marvin Tien
Co-Chairman and Chief Executive Officer

Exhibit 99.1

Noventiq Appoints Jerry Letter as Chief Financial Officer and Head of Corporate Development

LONDON & PALO ALTO, Calif. –(BUSINESS WIRE)– Noventiq Holdings PLC (“Noventiq” or “the Company”), a global digital transformation and cybersecurity solutions and services provider, today announced the appointment of Jerry Letter as Chief Financial Officer and Head of Corporate Development. Reporting to CEO Hervé Tessler, Mr. Letter is responsible for all aspects of the Company’s financial operations including accounting, tax, and treasury, as well as mergers & acquisitions and other strategic growth opportunities.

Mr. Letter brings over 25 years of experience across U.S. public markets, corporate finance, and global operations and finance in senior leadership roles, including expertise in capital markets and M&A transactions. Most recently, as Chief Financial Officer and Chief Operating Officer of Corner Growth Acquisition Corp. (Nasdaq: COOL), he has worked closely with Noventiq ahead of its proposed business combination and Nasdaq listing. During this time, Mr. Letter has developed a broad understanding of Noventiq’s business and growth strategy and is extremely well positioned to continue driving the underlying transformation program and longer-term financial strategy.

As Mr. Letter steps into his new role, Burak Ozer will continue to lead regional finance and operations. Mr. Ozer, who has a deep understanding of Noventiq’s regional operations and has led the finance team during a period of very significant growth and transformation, will work closely with Mr. Letter to ensure a seamless transition to drive the next phase of the Company’s growth.

Jacques Guers, Chairman of the Board of Directors at Noventiq, said:

“This move represents a significant step in the Company’s journey to a U.S. listing, and our longer-term goal to unlock the full potential of Noventiq’s value for all our stakeholders. Jerry has the leadership track record and breadth of business and financial experience that we believe are critical to lead. He has the ability to forge major capital market, customer, and vendor relationships, and a focus on delivering value to shareholders. With Hervé as CEO and Jerry as CFO, Noventiq has a powerful advantage in the market, and the Company is very well positioned for its upcoming Nasdaq listing and beyond.”

Hervé Tessler, CEO of Noventiq, said:

“I have worked closely with Jerry for more than a year. During that time he has gained a very strong understanding of our operations, we have benefitted from his leadership and steadfast commitment to progressing our shared goals, and I look forward to continue building on our strong momentum together. I also want to thank Burak for his significant contributions to Noventiq’s growth and development over the past two years. He has helped to prepare the Company for the Nasdaq, and we are grateful for his leadership and stewardship during this time, and I am delighted that we will continue to benefit from his experience.”

Jerry Letter, Chief Financial Officer said:

“I am excited to join the Noventiq team ahead of our U.S. public listing and look forward to working closely with Hervé and the senior leadership team to continue building on the Company’s strong platform. Together, we will capture the next waves of global growth by investing in the business and remaining laser-focused on our customers to drive innovation. Noventiq is a leader in penetrating high growth emerging markets, and I am excited by the opportunities we have to drive long-term profitable growth and to deliver significant value for our shareholders.”

Jerry Letter - Bio

Prior to joining Noventiq, Mr. Letter was Chief Financial Officer, Chief Operating Officer and Partner at Corner Ventures and Corner Capital Management, a global technology investment platform. Mr. Letter also served as Chief Financial Officer and Chief Operating Officer of Corner Growth Acquisition Corp.

Prior to joining Corner Ventures in 2021, he served in various roles for Airbnb, Inc. (Nasdaq: ABNB) (“Airbnb”) from 2017 until 2021, including as a member of the company’s global leadership team as Director of Operations and Finance and as the Chief Operations and Financial Officer for Airbnb’s luxury business unit, where he was responsible for home supply and quality, service product design, guest experience/hospitality, strategy, finance, and business operations across Airbnb’s global footprint.

From 2005 to 2017, Mr. Letter served as a Partner and the Chief Financial Officer at InterMedia Partners, L.P. (“InterMedia”), a media and technology focused private equity fund. At InterMedia, he led the sourcing and execution of multiple buy-side transactions while also utilizing operational expertise by working closely with portfolio company management to drive value creation post investment. While at InterMedia, Jerry was also instrumental in executing a series of mergers creating Hemisphere Media Group, Inc. via Azteca Acquisition Corporation, a special purpose acquisition company. Prior to that, he was a member of the initial executive management team at the Yankees Entertainment & Sports Network (YES Network) holding senior-level finance and management roles, and before that, he was based in Silicon Valley and held senior finance positions at technology providers Exodus Communications, Inc. and GlobalCenter Inc. Mr. Letter began his career at Arthur Andersen LLP where he became a Certified Public Accountant (currently inactive).

Mr. Letter is a graduate of Indiana University’s Kelley School of Business and received his MBA from Columbia Business School.

Business Combination Agreement

As previously announced on May 4, 2023, Noventiq and Corner Growth Acquisition Corp. entered into a business combination agreement that is expected to result in the combined company being listed on Nasdaq under the symbol

2

“NVIQ”. The proposed business combination is expected to provide Noventiq with improved access to new sources of capital, accelerate M&A opportunities, and enhance its reach and capabilities in fast-growing technology development in cybersecurity, generative AI, and other high-margin solutions and tools. Noventiq and Corner Growth Acquisition Corp. filed form F-4/A and reported strong H1 FY24 results on March 13, 2024.

About Noventiq

Noventiq (Noventiq Holdings PLC) is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. The company enables, facilitates, and accelerates digital transformation for its customers’ businesses, connecting organizations across a comprehensive range of industries with best-in-class IT vendors, alongside its own services and proprietary solutions.

The company’s rapid growth is underpinned by its three-dimensional strategy to expand its market penetration, product portfolio, and sales channels. This is supported by an active approach to M&A, positioning Noventiq to capitalize on the industry’s ongoing consolidation. With around 6,400 employees globally, Noventiq operates in approximately 60 countries with significant growth potential in multiple regions including Latin America, EMEA, and APAC – with a notable presence in India.

Contacts

Noventiq

Investors:

Steven Salter

VP Corporate Affairs

IR@noventiq.com

Media:

Rocio Herraiz

Global Head of Communications

pr@noventiq.com

Corner Growth

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Brian Ruby, ICR

Brian.ruby@icrinc.com

3

Exhibit 99.2

Noventiq Reports Third Quarter Fiscal 2024 Trading Update

LONDON and PALO ALTO, Calif. – April 3, 2024 – Noventiq Holdings PLC (“Noventiq”), a global digital transformation and cybersecurity solutions and services provider, today announced unaudited key operating highlights for the nine Months ending 12/31/23 including revenues of $340.7 million, an increase of 21.5% in U.S. dollars, and Adjusted EBITDA (excluding share-based compensation) of $24.9 million, an increase of 49.4% in U.S. dollars.

Q3 YTD FY24 Business Highlights

•	Noventiq delivered revenues for the nine Months ending 12/31/23 of $340.7 million, an increase of 21.5% year-over-year on a reported currency basis and 27.3% in constant currency.

•	Gross profit for the nine Months ending 12/31/23 was $145.0 million, an increase of 17.8% year-over-year on a reported currency basis.

•

Adjusted EBITDA (excluding share-based compensation) for the nine Months ending 12/31/23 was $24.9 million, an increase of 49.4% year-over-year on a reported currency basis. Adjusted EBITDA (excluding share-based compensation) margin on revenue was 7.3%, which represents a 140 basis point increase year-over-year.

•	LTM ending 12/31/23 Adjusted EBITDA (excluding share-based compensation) was $38.2 million.

•

Noventiq reported broad based strength for the nine Months ending 12/31/23 with double-digit growth in IT Services and Hardware, and high single-digit growth in Software & Cloud. Services revenues were $152.2 million, an increase of 28.7% year-over-year in reported currency. Hardware revenues were $91.9 million, an increase of 26.2% year-over-year in reported currency. Software & Cloud revenues were $96.7 million, an increase of 8.2% year-over-year in reported currency.

•	The cash balance on 12/31/23 was $92.6 million, and net debt was a positive $6.3 million.

•	Noventiq has also published an updated investor presentation which includes highlights of its strategy, positioning and financial results, which can be found at [Noventiq IR]

Hervé Tessler, CEO of Noventiq, said:

“I am very pleased with the momentum in our business, and the significant investments we have been making for future growth. Strategic acquisitions have been a core element of our long-term growth strategy, and during this year we have been particularly focused on capturing the full value of the acquired skills, capabilities and IP from the seven transactions we completed last year in FY23, and preparing the company for a Nasdaq listing. We are making good progress in driving expansion within existing and into new markets, bringing more depth and breadth of technology capabilities to help drive digital transformation for our customers.”

Refer to exhibits to this press release for reconciliations of Non-IFRS financial measures to IFRS financial measures.

$USD millions, except noted otherwise

	9 Months to 12/31/23	9 Months to 12/31/22	YoY reported growth %
Total Revenue	$340.7	$280.4	21.5%

Verticals - Revenue
Software & Cloud	$96.7	$89.4	8.2%
As % of Total Revenue	28.4%	31.9%
IT Services	$152.2	$118.3	28.7%
As % of Total Revenue	44.7%	42.2%
Hardware	$91.9	$72.8	26.2%
As % of Total Revenue	27.0%	26.0%

Gross profit	$145.0	$123.2	17.8%
As % of Total revenue	42.6%	43.9%

Adjusted EBITDA (Excluding share based comp)	$24.9	$16.6	49.4%
As % of Revenue	7.3%	5.9%

LTM Adjusted EBITDA (Excluding share based comp)	$38.2

Unaudited results

Investor Presentation

The updated investor presentation can be found here: [Noventiq IR]

Non-IFRS measures

This communication includes certain non-IFRS financial measures, such as Adjusted EBITDA excluding share-based compensation, recurring revenue, and growth in constant currency which are defined in the exhibits to this press release. These non-IFRS financial measures may not be comparable to similarly titled measures presented by other companies, nor should they be construed as an alternative to other financial measures determined in accordance with IFRS. We believe these additional metrics are meaningful indicators of financial and operational performance.

About Noventiq

Noventiq (Noventiq Holdings PLC) is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. The company enables, facilitates, and accelerates digital transformation for its customers’ businesses, connecting organizations across a comprehensive range of industries with best-in-class IT vendors, alongside its own services and proprietary solutions.

The company’s rapid growth is underpinned by its three-dimensional strategy to expand its market penetration, product portfolio, and sales channels. This is supported by an active approach to M&A, positioning Noventiq to capitalize on the industry’s ongoing consolidation. With around 6,400 employees globally, Noventiq operates in approximately 60 countries with significant growth potential in multiple regions including Latin America, EMEA, and APAC – with a notable presence in India.

Disclaimer

The financial information included in this communication comprises financial information derived from the unaudited financial statements for the nine months ended December 31, 2023. This communication includes certain non-IFRS financial measures, such as Adjusted EBITDA excluding share-based compensation, recurring revenue, and growth in constant currency which are defined in the exhibits to this press release. These non-IFRS financial measures may not be comparable to similarly titled measures presented by other companies, nor should they be construed as an alternative to other financial measures determined in accordance with IFRS. Certain figures contained in this communication, including financial information, have been subject to rounding adjustments (and, in certain circumstances, may not conform exactly to the total figure given).

Noventiq Contacts

Investors:

Steven Salter

VP Corporate Affairs

IR@noventiq.com

Media:

Rocio Herraiz

Global Head of Communications

pr@noventiq.com

Corner Growth Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Brian Ruby, ICR

Brian.ruby@icrinc.com

Exhibit 1 - Definitions.

“Constant currency revenue growth” or “revenue growth, CCY” is defined as the period-on-period growth of revenue calculated on a constant currency basis. To calculate revenue in constant currency, for every country of operations, we apply the prior period’s average exchange rate for that country’s functional currency to U.S. dollar to revenue in functional currency of the current year. This methodology is applied for every country of operations and then consolidated at the Group level.

“Constant currency gross profit” or “gross profit, CCY” is defined as gross profit calculated on a constant currency basis. To calculate gross profit in constant currency, for every country of operations, we apply the prior period’s average exchange rate for that country’s functional currency to U.S. dollar to gross profit in functional currency of the current period. This methodology is applied for every country of operations and then consolidated at the Group level.

“Constant currency gross profit growth” or “gross profit growth, CCY” is defined as period-on-period growth of constant currency gross profit.

“Adjusted EBITDA (excluding share-based compensation)” is defined as profit before interest, income tax expense, depreciation and amortization, foreign exchange gain, net financial income and expenses, property and equipment write-off, IPO-related bonus, employee termination write-offs and other items that we consider to be non-recurring or one-off (including penalties and acquisition related expenses).

“Adjusted EBITDA (excluding share-based compensation) growth” is defined as the period-on-period growth of Adjusted EBITDA (excluding share-based compensation).

“Adjusted EBITDA (excluding share based compensation) margin” is defined as Adjusted EBITDA (excluding share-based compensation) for the period divided by revenue for the period.

Exhibit 2 - Reconciliation of Non-IFRS financial measures to IFRS financial measures.

	Nine months ended December 31,
(in thousands of U.S. dollars, unless otherwise indicated)	2023	2022
Revenue	340,744	280,389
Add/(Less):
Belarusian ruble impact	11,046	538
Indian rupee impact	3,230	2,517
Argentine peso impact	1,979	1,340
Egyptian pound impact	1,839	1,052
Argentine peso impact
Turkish lira impact	1,727	2,407
Euro impact	-1,127	3,196
Kazakh tenge impact	-255	1,511
Other	-2,354	2,269
Revenue, CCY	356,829	295,219
Revenue growth, CCY	27.3%	—

	Nine months ended December 31,
(in millions of U.S. dollars)	2023	2022
Loss for the period from continuing operations	-30.0	-25.7
Added back:
Income tax expense	7.2	0.3
Depreciation and amortization	16.3	11.5
Foreign exchange (gain) / loss	7.7	7.8
Net financial income and expenses	9.3	11.5
Property and equipment write-off	0.0	0.1
Employee termination payments	1.1	1.2
Impairment losses	6.1	6.3
One-off items (penalties and acquisition related expenses)	7.2	4.1
Adjusted EBITDA (excluding share based compensation)	24.9	17.1

Exhibit 99.3 Investor Presentation 2024

Safe harbor This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which Noventiq operates, and the beliefs and assumptions of the company's management. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “targets”, “believes”, “expects”, “estimates”, “projects”, “anticipates”, “intends”, “plans”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. Forward-looking statements appear in a number of places and include, without limitation, statements regarding Noventiq's future financial position, business strategy, budgets, projected costs, plans, and objectives of management for future operations, as well as statements regarding the proposed transaction and potential market opportunities. Forward- looking statements involve risks and uncertainties, some of which are beyond Noventiq’s control, that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: general economic and business conditions; the impact of competitive products and pricing; the ability to offer vendors’ products for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; the ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates; and other risks and uncertainties detailed from time to time in Noventiq's filings with regulatory authorities. Forward-looking statements speak only as at the date of this investor presentation, and Noventiq does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Forward-looking statements involve a number of judgments, risks and uncertainties and no representation is made that any forward-looking statements will come to pass or that any forecast result will be achieved. Prospective investors are cautioned not to place undue reliance on these forward-looking statements. This investor presentation also contains certain financial measures that are not recognized under International Financial Reporting Standards ( IFRS ), including Adjusted EBITDA excluding share based compensation, recurring revenue, and growth in constant currency. These non-IFRS measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. These non-IFRS measures are not defined under IFRS, and other companies may calculate such measures differently or may use such measures for different purposes than Noventiq does, limiting the usefulness of such measures as comparative measures. Noventiq believes that these non- IFRS measures provide useful information to investors and others in understanding and evaluating the company's operating results and future prospects. However, the non- IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Noventiq's results as reported under IFRS. 2

Noventiq drives digital transformation in high growth emerging markets leveraging global expertise and partnerships to deliver superior local outcomes 3

At a glance

Market Leading Expertise

We bring a **portfolio of market-leading software, cloud infrastructure, and technology services solutions** to a global customer base

Guiding customers through their digital transformation, we bring the **emerging markets** and leading technology providers together **to drive global growth**

Global Scale

Focusing on markets projected to grow to **~$500B** by 2025*, operating in nearly **60** countries across Asia, Latin America, Europe, and MENA



Rapid Financial Growth

41%
Revenue CAGR
FY22A- FY24E

$248M/$35M
FY22A Rev / adj. EBITDA ex.SBC

$402M/$30M
FY23A Rev / adj. EBITDA ex.SBC

$495M/$38M
FY24E* Rev / adj. EBITDA ex.SBC

Technology Partners

Strategic global partner with tech leaders

vmware, Adobe, cisco, ORACLE, Microsoft, DELL Technologies, aws, Google, CROWDSTRIKE, CHECK POINT, CLOUDFLARE

Leading Customers

We deliver solutions and services to **Large and Mid-Size customers** across the emerging markets

The Noventiq platform covers a **diverse customer base** with ~90% of our revenue coming from ~1K customer accounts.

Small customers served through low touch Noventiq Digital Platform and inside sales.

Strategic M&A and World Class Team

16

acquisitions expanding local expertise globally and leading sector consolidation wave

6,400

agile workforce provides global coverage, local market relevance and customer intimacy, driving retention, cross-sell and upsell opportunities

Notes: Adjusted EBITDA excluding share based compensation
FY22 ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD.
Sources: Company data, *STAX (fka AMR International) Strategic Market Support Report.

4

Noventiq leads the adoption of technology Successful Proven Driving Model Leader Innovation Emerging markets are rapidly adopting Noventiq executes consistently Noventiq and its strategic technology proven technologies creating and delivers quality services to its partners like Microsoft are at the significant value for all users customers globally forefront of the next wave of innovation Cloud End-to-end Data & Analytics Enterprise Software & Cyber Security Customization Machine Learning Services Platforms Artificial Intelligence Noventiq is successfully delivering digital transformation at scale 5

At the heart of the Digital Transformation ecosystem Software Cyber and SaaS Security Professional Strong sales team channel & platforms Best-in-breed Delivering Business Partnerships Outcomes Cloud and Digital Solutions Infrastructure and Future Strategic Quality Services Workplace Services partnerships Hardware AI & Data Noventiq solves complex challenges in high-growth emerging markets 6

Noventiq has multiple levers of growth Market Centers of gravity: Microsoft & India (Core Market Focus) Expansion Portfolio Expansion Sales Channel Expansion Continued expansion Organic growth globally and within expansion aided identified strategic by strategic M&A emerging markets Breadth and depth of portfolio offering that is highly valued by customers Efficient sales engine, meeting customers India core market Modern-Infra where it is most focus, with Data & AI Acquisitions provide convenient for them expansion across Cybersecurity path to rapid south-east Asia and Future Workplace expansion in new and App Modernization & other key emerging existing markets Cross & upsell markets Customization Driving digital transformation across high growth emerging markets 7

Strategic growth with key partners in core geographies Noventiq: Revenue growth Noventiq: India revenue growth (Fiscal Year End 3/31) (Fiscal Year End 3/31) $90 $ 495 $42 $ 402 $18 $ 248 FY22A FY23A FY24E FY21A FY22A FY23A GP margin 47% 44% 40% CAGR 30% Broad based by segment… all 3 verticals growing Strong double digits Broad based by geography… particular strength in APAC & EMEA Noventiq: Microsoft billings growth Noventiq India: Microsoft billings growth (Fiscal Year End 3/31) (Fiscal Year End 3/31) Customer billings Customer billings $1,143 $876 $535 $449 $602 $254 FY21A FY22A FY23A FY21A FY22A FY23A 8 USD $M . *FY23 reported YoY growth

Led by a highly experienced team Leadership Team Board of Directors HERVÉ SERGEY JERRY HERVÉ TESSLER JACQUES GUERS TESSLER CHERNOVOLENKO LETTER CEO, member of Chairman of the Board CEO President & COO CFO & Head of INED the Board Corporate Development KARL ROBB SERGEY CHERNOVOLENKO • Former CFO & COO of Corner • IT industry veteran with over 25 • Former Xerox EVP and President of Independent COO, member of Growth Acquisition Corp. years of experience International Operations leading INED Non-Executive Director the Board • Over 25 years of experience • Developed business plans of Serving board member for EPAM operational teams across more than across U.S. public markets, several international 150 countries corporate finance, and global companies gaining significant • Former President of Developing MARC KASHER ROY HARDING operations and finance in senior multi-national experience Markets Operations and President of Independent Executive leadership roles, including as a Corporate Operations. INED Non-Executive Director Director member of Airbnb’s global • Former senior roles in Brazil / Latin leadership team America, Central & Eastern Europe, Israel and Turkey Board transition underway to result in a structure with an independent majority at De-SPAC Leadership and Board past experience MARINA SHVOEVA ATUL AHUJA GARETH TIPTON Chief Human Chief Technology Global Chief Compliance Resources Officer Officer Officer & VP Legal ANDREW MORRISON ROY HARDING STEVEN SALTER VP , Corporate SVP of Corporate VP, Strategic Operations Integrations Affairs 9

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets with significant India presence 3 Strategic tech partnerships including Microsoft & AWS widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding revenue with history of profitable growth 10

GLOBAL CAPABILITIES

Noventiq end-to-end solutions & services portfolio Software and hardware solutions provider Comprehensive Services Portfolio Software & Future Hardware Data & AI Cloud Workplace Modern Infrastructure Provide full suite of products Multiple revenue streams App Modernization Cybersecurity Services & Customization Subscription 42% 5% • High-proficiency• Own methodologies Software 12% • Deep expertise• External recognition $402M FY23 Revenue • Highest cloud statuses• Developed nation quality 13% • Digital platforms to • Proximity to customers 28% support customer success and talent Cloud Hardware 12

Market opportunity in global emerging markets



$5.3 Trillion *
2025 Estimated Global IT Market
Growing 8% CAGR 2021-2025
~$500 Billion*
Focus Markets
2025 estimated addressable IT market in emerging markets
$81 Billion*
India
Addressable IT Market 2025



India Market Focus

Great Place To Work. Certified DEC 2023 - DEC 2024 INDIA

- **124% revenue** CAGR FY21-23
- **4** Strategic acquisitions in 3 years
- **CrowdStrike** Partner of the year 2023 (VPS)
- **Top** Microsoft Partner
- India's IT market is expected to grow at **11% p.a. to 2025**

Within massive TAM - Noventiq focuses on large and high growth emerging markets

Sources: Company data. * STAX (fka AMR International) – Strategic Market Support Report

13

Large and growing emerging market opportunity – driven by cloud and software Large and growing underlying market… …with increasing digitalization from current levels Emerging Markets IT spend, $B USD IT Spend as % of GDP Addressing key pockets of growth CAGR ’21-’25E 24% $497 4.5% Cloud $355 10% 1.6% Software $89 2006A 2021A 2025E Target Markets Developed Markets Indexing to developed markets = penetration and growth upside 14 Sources: STAX (fka AMR International) Strategic Market Support, Emerging Markets IT Spend in 2006 based on AMR market sizing model.

Microsoft and Noventiq – key strategic partners

Microsoft is the prime digital transformation tech vendor globally and is the first choice in emerging markets

~$45Bn
MSFT Emerging Market Revenue*

Note: $ in USD

Microsoft partners with Noventiq in emerging markets

Microsoft channel split in emerging markets (Cloud)


Direct 5%**
Indirect
95%

Microsoft – Noventiq partnership is time-proven and successful

Total Microsoft customer billings by Noventiq ($M)


38%
CAGR
$602
$876
$1,143
FY21
FY22
FY23

Microsoft & NOVENTIQ

Sources: *Microsoft Emerging Market revenue from Factset estimate – FY23
** STAX (fka AMR International) – Strategic Market Support Report

15

Cloud adoption drives demand for solutions and services

More cloud consumption helps drive more services, which drives more customer intimacy



Cloud + Software demand provides entry point building recurring revenue base…
Subscription
Software
Cloud
Hardware
Services
5%
12%
13%
28%
42%
$402M
FY23 Revenue



…value-added Services and cross-sell expansion drive profitability
Subscription
Software
Hardware
Cloud
Services
10%
11%
11%
27%
41%
$176M
FY23 Gross Profit

Serving cloud demand allows for successful land & expand with additional profitable portfolio

Note: Percentages are rounded. Recurring Revenue includes Subscription, Cloud and Noventiq's own public and private cloud services.

16

Comprehensive portfolio: Cloud Migrating customers with legacy infrastructure to the Cloud, leapfrogging customer capabilities, enhancing flexibility, scalability and operational efficiency on cloud-based systems Enable businesses to tailor the resources precisely to evolving needs, fostering a dynamic and Scalability responsive infrastructure for optimal performance and growth Security Measures Cloud environments tailored for effective data protection and regulatory adherence Cloud solutions & Cloud-centric solution for streamlined operations and enhanced focus on core objectives services Major Technology Case study: Cloud Migration Markets: India Problem: AllCargo's outdated hardware caused problems: absence of updates, security patches, and expired licenses, resulting in hardware failures and data loss Solution: • Reviewed legacy infrastructure and business needs, determined go-forward solutions • Modernized technology stack via Azure migration, established disaster recovery, ensuring backup compliance, enabled individual user access through Bastion services, and addressed DFS structure concerns 17

Comprehensive portfolio: Digital transformation Helping customers with leading DX solutions to modernize workflows, drive efficiency & innovation and improve security Future-of-work Building next-gen collaboration environments using best partners’ tech and our own products solutions & services Cybersecurity Securing digital assets & environments with comprehensive portfolio of solutions & services Software & Building digital solutions using the best software from key vendors, engineering and developing Customization applications, and delivering tools to better manage digital and software/IT assets services Case study: Data protection Major Technology Markets: Broader India Market Problem: Strictly regulated pharmaceutical customer had data security issues for highly sensitive information Solution: • Noventiq experts identified data security and regulatory vulnerabilities • Created a best-in class solution, incorporating partner technology from Forcepoint • Resulted in high level of data visibility and complete protection for Personally Identifiable Information (PII) and IP, in compliance with regulations 18

Comprehensive portfolio: Artificial Intelligence

Bringing to customers AI technology with own solutions and services to revolutionize insights and drive future growth

Analytics & AI	Deep expertise with customer deployments across platforms Azure Fabric, AWS RedShift, Google Big Query with Data Analytics & AI
Enterprise AI	Industry focused AI enabled Solutions - CRM, Conversation AI Platform, Document Management System
Microsoft Copilot	Cross industry AI enable with Copilot services around Workplace, GitHub & Security
Generative AI at work	Deploying Gen-AI with fluency of ChatGPT & enterprise-grade compliant knowledge & content

Case study: Artificial intelligence

Raiffeisen BANK

Markets: Central Europe

Problem: Raiffeisen Bank wanted sophisticated CRM and compliant assistant for customers

Solution:

- Deploying Noventiq's own IP – Weaver AI, Selecta AI CRM
- Properly integrates with core banking and complies with industry regulations
- Handles queries with very high precision, allowing customers to use the assistant for all their transactions without utilizing other channels

Major Technology

Microsoft, aws, Google, NOVENTIQ, OpenAI, databricks

19

Proven ability to inspire corporate change Leveraging the platform we built to improve the lives of our employees across each of our markets globally Key Commitments Successful Outcomes Headquartered in London, ensuring higher oversight & global regulatory Strong corporate governance & standards compared to competitors in compliance provides robust framework as emerging markets a foundation for growth Invests in our people with in-market Partner of choice for global institutions training, competitive payroll and that seek institutional grade infrastructure benefits, and other programs similar to and frameworks developed market peers which drives stronger employee engagement Investing in local teams in markets provides strong reputational externalities Brings management best practices, within those communities diversity and inclusion to offices worldwide, preserving human rights and dignity in our workplace and beyond 20 Our ethos attracts talent

Our team is our competitive advantage

Client intimacy is critical in diverse and emerging markets

~4,500 Engineers, Developers, Delivery and other IT specialists

~940 Motivated sales & marketing force

Sales coverage & client intimacy in diverse markets, supported by high tech community with annual vendor accreditations

Global & Local centralized SME's (AWS & Azure India GDCs & field-based engineers & pre-sales experts (customer intimacy))

Localized support functions reflecting language, culture & decentralized country model

... award-winning corporate workplace investing in decentralized local talent globally...

Great Place To Work Certified

glassdoor ★ ★ ★ ★

...long history in the marketplace with industry leading certified experts...

~30 years *Experience in IT market*

600+ Microsoft Learning *Microsoft Certified Experts*

... driving a highly engaged and successful team across the entire globe

76% *Employee Engagement Index* *

Industry expertise and local talent enable our global success

Company data. Headcount stats as at 30 September 2023. *EEI August 2023.

21

Market Expansion Core - double down * * ✓ Rapid Growth in existing core markets $5.3 Trillion 2025 Estimated Global IT Market Development - scale growing 8% CAGR 2021-2025 ✓ Established presence, scaling rapidly Nascent & Future – invest * ~$500 Billion ✓ Presence, key market / TAM - Investment in scaling Focus Markets ✓ New territories 2025 estimated addressable IT market in emerging markets * $81 Billion Market focus India Addressable IT ✓ India is the core-market focus Market 2025 ✓ Additional rapid expansion across south-east Asia ✓ Key markets in Vietnam, Malaysia, Philippines ✓ Targeted growth in select countries across EMEA, RoE and LATAM ✓ 15% CAGR 2021-2025 (DX) ✓ 24% CAGR 2021-2025 (Cloud) ✓ 10% CAGR 2021-2025 (Software) Organic & Inorganic growth ✓ Expansion within existing markets and into ✓ Successful track record new markets ✓ Strong M&A pipeline for expansion into new markets & products With massive TAM - Noventiq focuses on large and high growth emerging markets Sources: Company data. * STAX (fka AMR International) – Strategic Market Support Report

Established track record of successful acquisitions M&A driven growth provides path to rapid expansion in new and existing markets, fueling organic growth FY21 FY22 FY23 Scale in priority markets New geographies Vendor and service portfolio expansion Owned and Custom Developed Software Strong track record of M&A with robust pipeline for future inorganic growth 23 Note: Includes selected acquisitions completed by Noventiq.

Organic growth accelerated by acquisitions

Case Study: Growing India from new entrant to market leader



Noventiq India Revenue
($M)
124%
Revenue CAGR (FY21-23)
$1
$18
$42
$90
FY14
FY21
FY22
FY23



Noventiq India: Microsoft billings growth
Customer billings
45%
Customer Billings CAGR
$254
$449
$535
FY21A
FY22A
FY23A

Strategic M&A provides multiple organic growth catalysts

1 Organic Growth

Consistent execution drives sustainable growth

- Launched in 2014
- 124% Revenue CAGR (FY21-23)
- Driven by superior sales execution in organic growth (151% CAGR before Embee acquisition)

2 Market Expansion

Acquire strong companies in local markets to drive immediate scale

- Embee acquisition moved Noventiq to No 1 spot in Microsoft solutions in India
- Complementary geographic presence and portfolio

3 Portfolio Expansion

Opportunities to cross-sell more and bring more value

- Umbrella Infocare acquisition brought Noventiq to the forefront of Indian AWS market
- Strengthened Data & Analytics
- Acquisition of VPS brought a portfolio of cyber-sec services

4 Channel Expansion

Expanded products and capabilities broaden channel opportunities

- G7CR acquisition opened the growing digital natives market in India for Noventiq
- Led to the expansion of our Global Delivery Center

24

FINANCIALS

Proven ability to grow rapidly in emerging markets Revenue by Geography Revenue $550M FY25E Adj. EBITDA excl. SBC $46M EMEA 34% LATAM 8% Revenue $495M FY24E Adj. EBITDA excl. SBC $38M $402M FY23A Revenue 26% APAC Revenue $402M 32% FY23A Adj. EBITDA excl. SBC $30M RoE Revenue $248M ~60 FY22A Adj. EBITDA excl. SBC $35M Countries Note: FY23 year ended 3/31/23, FY24 year ending 3/31/24, FY25 year ending 3/31/25: $ in USD. Reported YoY growth. 26 RoE represents Rest of Eurasia

Demonstrating fast growth and profitability at scale 1 Revenue Summary Gross Profit Summary (Fiscal year end 3/31) (Fiscal year end 3/31) Gross Profit % of Revenue $ 197 $ 176 $ 495 $ 402 $ 117 $ 248 47% 44% 40% FY22A FY23A FY24E FY22A FY23A FY24E 2 Operating Expense Adj. EBITDA excl. SBC Summary Operating Expense (Fiscal year end 3/31) (Fiscal year end 3/31) Investing at FY24 driven by Adj. EBITDA excl. SBC scale starting organic % of Revenue in the second growth, impact % of Revenue half of FY22 of M&A, and $ 159 and continuing return on $ 146 $38 through FY23 investments $35 $30 $ 82 33% 36% 14% 8% 8% 32% FY22A FY23A FY24E FY22A FY23A FY24E Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 1. Includes application of IAS 8 to restate Services costs into COGS 2. Excludes Depreciation, Amortization and One-time expenses 27

Supporting FY24 Adj. EBITDA excl. SBC forecast Adj. EBITDA excl. SBC FY22 – FY24 Bridge Related Notes (Fiscal year end 3/31) Related to business disruptions in 1 Ukraine, Belarus, Central Eastern Europe (“CEE”) and the Baltics due to Ukraine war 2 11 Corporate investment as a new (13) 2 38 standalone company 23 (2) 35 (3) Investment in significant partnership projects with Microsoft and other 30 3 (10) vendors – became revenue generating in FY24 Business growth including the (5) 4 additional effect of onboarded companies Return on investment due to 5 profitability of projects with key vendors – related to Item 3 FY22 Geopolitical Growth Partnership Business FY23 Geopolitical HQ Business Partnership FY24 Investment Projects growth Investment growth Projects 1 2 3 4 1 2 4 5 Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 28

Summary results FY23 Q3YTD, FY24 Q3YTD 1 Revenue Gross Profit Gross Profit % of Revenue $341 $145 – 65.0% $280 $123 60.0% 55.0% 50.0% 45.0% 44% 40.0% 43% 35.0% 30.0% 9 Mths ended 12/31/22 9 Mths ended 12/31/23 9 Mths ended 12/31/22 9 Mths ended 12/31/23 2 Operating Expense Adj. EBITDA excl. SBC Operating Expense Adj. EBITDA excl. SBC % of Revenue % of Revenue $120 $25 $106 – $17 38% 7% 35% 6% 9 Mths ended 12/31/22 9 Mths ended 12/31/23 9 Mths ended 12/31/22 9 Mths ended 12/31/23 .Note: FY23 Q3YTD and FY24 Q3YTD results are as at 12/31/22 and 12/31/23 (unaudited). $ in USD millions 1. Includes application of IAS 8 to restate Services costs into COGS $38M LTM Q3 FY24 Adj. EBITDA excl. SBC 2. Excludes Depreciation, Amortization and One-time expenses 29

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets with significant India presence 3 Strategic tech partnerships including Microsoft & AWS widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding revenue with history of profitable growth 30

TRANSACTION STRUCTURE

Transaction summary

Transaction Summary

- Noventiq to list on the Nasdaq
- $365M Pro Forma Total Enterprise Value
- $395M Pro Forma Equity Market Cap
- 7.9x FY25E Adj. EBITDA
- Selling shareholders will roll 100% of their existing shares

Key Terms

- 1.5M sponsor shares released at de-SPAC
- 1.5M sponsor shares released pro-rata with $50M capital raised
- 2M sponsor shares released at $14, $16, $18 (0.67M each)
- 15M shares granted to existing shareholders (8M at $14, 4M at $16, 3M at $18)
- Sponsor receives 1 Board designee
- Target cash raise of $50M, with no minimum cash requirement for closing

Pro Forma Ownership Breakdown



SPAC Sponsor 7.6%
Existing Holders 79.7%
Public Investors 12.7%

Sources & Uses Detail ($M)

- $106M total transaction cash to Noventiq's Balance Sheet ($50M gross proceeds + $83M existing cash[1] – $27M Fees[1])
- Funds will be used to close strategic acquisitions and for organic growth initiatives including growing the sales team, driving technological integration with key partners, and other working capital uses

Sources of Funds	
Current Shareholder Equity Rollover	$315
SPAC Sponsor Promote	$30
SPAC & Additional Cash Raised	$50
Existing Balance Sheet Cash[1]	$83
Total Sources of Funds	**$478**

Uses of Funds	
Current Shareholder Equity Rollover	$315
SPAC Sponsor Promote	$30
Pro Forma Cash on Balance Sheet	$106
Est. Transaction Fees & Expenses[1]	$27
Total Uses of Funds	**$478**

Detailed Uses	
M&A	$17
Growth Investment (Sales Headcount Growth)	$5
Cash for Operations	$2
Working Capital	$82
Total Cash Uses (PF Cash)	**$106**

Pro Forma Valuation

($M, except per share)

Pro Forma Valuation at $10.00 per Share	
Noventiq Share Price at Closing	$10.00
Pro Forma Shares Outstanding	39.5
Pro Forma Equity Market Cap	**$395**
Plus: Pro Forma Debt	76
Less: Pro Forma Cash	(106)
Pro Forma Total Enterprise Value	**$365**

Noventiq Primary Valuation Metrics	Current @ $10.00
TEV / 25E Adj. EBITDA	7.9x
TEV / 24E Adj. EBITDA	9.6x

Note: Cash and debt estimated as of March 31, 2024

1. Existing balance sheet cash has been adjusted as certain transaction fees & expenses have already been paid to date

32

Key market comparables FY24 EV/EBITDA 21.9x 19.4x 19.0x 14.4x Average: 13.3x 12.9x 9.6x 9.5x 8.3x 7.7x 6.8x FY25 EV/EBITDA 19.2x 17.5x 16.6x 13.3x Average: 12.1x 11.1x 9.8x 7.9x 7.5x 7.5x 6.3x Source: Bloomberg, as of March 8, 2024. Note: Assumes $38M FY24E Adj. EBITDA, $46M FY25E Adj. EBITDA and $365M total enterprise value for Noventiq. 33 EV/Sales and EV/EBITDA ratios are not defined or recognised under IFRS, and the Noventiq’s use and definition of these measures may vary from the other companies presented due to differences in accounting policies or differences in the calculation methodology. As a result, these figures should not be viewed as comparable or as a replacement for measures prepared and reported under IFRS. See “Safe harbor” on slide 2 of this presentation.

If you believe in Microsoft and Digital Transformation If you believe in high growth markets: India If you believe in AI and cybersecurity If you believe in local relevance Believe in Noventiq 34

THANK YOU